Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2011
(millions of dollars)
Earnings, as defined:
Net income	$848
Income taxes	115
Fixed charges included in the determination of net income, as below	541
Amortization of capitalized interest	11
Distributed income of equity method investees	48
Less: Equity in earnings of equity method investees	29
Total earnings, as defined	$1,534

Fixed charges, as defined:
Interest expense	$510
Rental interest factor	21
Allowance for borrowed funds used during construction	10
Fixed charges included in the determination of net income	541
Capitalized interest	50
Total fixed charges, as defined	$591

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.60
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.